

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Mr. Juan Perez
President and Director
MITU Resources, Inc.
CII 62B 32c-60
Bogota, 11011, Columbia

      Re: **MITU Resources, Inc.**
            Registration Statement on Form S-1
            Filed June 18, 2014
            File No. 333-196858

Dear Mr. Perez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
   - Disclose that you are an emerging growth company;
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

3. We note from page nine that your offering will terminate 30 days from the effective date. Please revise your cover page to include this termination provision.

Risk Factors, page 5

4. We note your auditor has issued an opinion expressing substantial doubt as to the company's ability to continue as a going concern. Please revise to add a risk factor regarding this opinion.

Risks Associated with our Company and our Industry, page 5

5. Please disclose whether your officers and/or directors have visited your claims, and if so, when and for how long. If they have not visited your claims, please add related risk factor disclosure.

Selling Security Holders, page 9

6. We note your statement, "[t]o the best of [y]our knowledge, the Selling Security Holders have sole voting and investment power and rights over all their shares and are the beneficial owner." Please revise this statement to definitively state the individual(s) with sole or shared voting and investment power and rights.

Plan of Distribution, page 10

7. We note your disclosure that the selling security holders will sell at a fixed price "until amendments are made to this prospectus or the shares are quotes on the Over-the Counter Bulletin Board (OTCBB) at which point they may be sold at the market price." It appears that this offering is being conducted by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by the selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Please revise all appropriate sections of the prospectus, including the summary section.

8. We note on page nine that the offering will be conducted on a continuous basis pursuant to Rule 415. Please reconcile the disclosure on page 10, stating that the selling security holders may sell their shares from time to time, with the disclosure on page nine.

Description of Securities to be Registered, page 11

9. We note your statement that your outstanding shares are "fully paid and non assessable." Please revise to attribute this statement to counsel or remove, as it is a legal conclusion you are not permitted to make.

Experts, page 12

10. Please remove the technical report attached as an exhibit to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

11. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Description of Business, page 12

12. Please revise to disclose the material terms of your agreement with Alvarez Explorations, Inc. In addition, please file the purchase agreement for the MITU Gold Claim in accordance with Item 601(b)(10) of Regulation S-K or advise.

Exploration and Production, page 13

13. We note that you refer yourself as a pre-exploration stage company. As the term "pre-exploration stage" is not contemplated by Industry Guide 7(a), please revise your disclosure to refer to yourself as an exploration stage company.

Regulation of Mining Activity- Republic of Colombia Mining Laws, page 14

14. We note you are subject to environmental permitting requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Geological setting, page 21

15. We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Financial Statements

General

16. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

17. We note that in the future, you may rely upon cash advances from your officers to meet current and future liabilities, you may pursue a joint venture arrangement or sale of part of the MITU gold claim, engage in borrowing or offer shares of common stock. Please revise to discuss the most likely avenue(s) of funding given your business plan and current financial state. In addition, please advise whether you have any agreements with your officers for past or future loans. We may have further comment.

18. Please revise to disclose how long the company can remain in operation at current funding levels.

Liquidity and Capital Resources, page 42

19. Please revise to clarify whether your table on page 42 represents your "capital commitments for the coming 12 months" or your "expenses during the next nine months." In addition, please advise why the $29,802.14 in offering expenses have not been included in this table.

Directors and Executive Officers, page 44

20. Please revise to clarify whether Mr. Perez and Mr. Rincon have held their current positions in the company since inception.

21. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Perez should serves as a director of the company. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 46

22. Please refer to Item 402(n) of Regulation S-K for the specified format of executive compensation table(s) going forward.

Relationships and Transactions with related persons, promoters and certain control persons, page 48

23. Please provide the promoter disclosure required by Item 404(c) and (d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Deanna Hurst at (202) 551-3681 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director